HSBC USA INC.

$[●]

Enhanced Market Participation Notes with Contingent Protection
Linked to The Financial Select Sector SPDR Fund

Filed Pursuant to Rule 433
Registration No. 333-158385
May 7, 2009

FREE WRITING PROSPECTUS
(To Prospectus dated April 2, 2009,
Prospectus Supplement dated April 9, 2009,
and Product Supplement dated April 9, 2009)

The terms and conditions relating to the offerings set forth in this free writing prospectus shall supersede the terms and conditions set forth in another free writing prospectus dated April 17, 2009 relating to the same offering previously filed with the Securities and Exchange Commission. **The notes are not deposit liabilities or other obligations of a bank and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency or program of the United States or any other jurisdiction. This debt is not guaranteed under the Federal Deposit Insurance Corporation's Temporary Liquidity Guarantee Program.** Terms used in this free writing prospectus are described or defined in the product supplement, prospectus supplement and the prospectus. The notes offered will have the terms described in the product supplement, prospectus supplement and the prospectus. The notes are not principal protected, and you may lose up to 100% of your initial investment.

This free writing prospectus relates to an offering of notes. The purchaser of a note will acquire a security linked to the reference asset described below. Although the offering relates to the reference asset, you should not construe that fact as a recommendation as to the merits of acquiring an investment linked to the reference asset or as to the suitability of an investment in the related notes. The following key terms relate to the offering of notes:

Reference Asset (TICKER)	Upside Participation Rate	Maximum Cap[1]	Issue Amount	Agent's Discount or Commission Per Note / Total [2]	Proceeds to Us Per Note / Total	CUSIP / ISIN	Final Valuation Date[3]	Maturity Date[4]
The Financial Select Sector SPDR Fund (XLF)	200%	[50.00]%	TBD	TBD	TBD	4042K0WS0 / [●]	August 31, 2010	September 3, 2010

[1] The maximum cap will be determined on the trade date.
[2] Agent's discount may vary but will be no more than the amount listed in "Agent's Discount or Commission per Note / Total," above.
[3] The final valuation date is subject to adjustment as described herein.
[4] Expected. The maturity date will be 3 business days after the final valuation date and is subject to adjustment as described herein.

- **Principal Amount:** $1,000 per note, subject to a minimum purchase of 1 note ($1,000).
- **Trade Date:** [May 12, 2009].
- **Pricing Date:** [May 12, 2009].
- **Original Issue Date:** [May 15, 2009].
- **Payment at Maturity:** For each note, the cash settlement value.
- **Cash Settlement Value:** For each note, you will receive a cash payment on the maturity date that is based on the final return (as described below):
    - If the final return is greater than 0.00%, you will receive an amount equal to the principal amount plus the lesser of:
        - (i) the product of (a) the principal amount multiplied by (b) the final return multiplied by the upside participation rate; and
        - (ii) the product of (a) the principal amount multiplied by (b) the maximum cap;
    - If the final return is between 0.00% and -40.00%, inclusive, you will receive the principal amount; and
    - If the final return is less than -40.00%, you will lose 1.00% of the original principal amount for each percentage point that the final return is below 0.00%. For example, if the final return is -50.00%, you will suffer a 50.00% loss and receive 50.00% of the original principal amount. In this case, you may lose up to 100% of your initial investment.
- **Initial Value:** [●], which represents the official closing price of the reference asset on the pricing date, as determined by the calculation agent.
- **Final Value:** The official closing price of the reference asset on the final valuation date, as determined by the calculation agent.
- **Final Return:** The quotient, expressed as a percentage, of (i) the final value of the reference asset minus the initial value of the reference asset divided by (ii) the initial value of the reference asset. Expressed as a formula:

$$\left(\frac{\text{Final Value} - \text{Initial Value}}{\text{Initial Value}} \right)$$

- **Official Closing Price:** The official price of one share of the reference asset on the relevant exchange as of the close of the regular trading session of such exchange and as reported in the official price determination mechanism for such exchange on any scheduled trading day (as defined herein) as determined by the calculation agent and displayed on Bloomberg Professional® service page <XLF UP> <EQUITY>.
- **Form of notes:** Book-Entry.
- **Listing:** The notes will not be listed on any U.S. securities exchange or quotation system.

Investment in the notes involves certain risks. You should refer to "Risk Factors" beginning on page FWP-4 of this document, page PS-4 of the product supplement and page S-3 of the prospectus supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or determined that this free writing prospectus, or the accompanying product supplement, prospectus supplement and prospectus, is truthful or complete. Any representation to the contrary is a criminal offense.

The notes are not deposit liabilities or other obligations of a bank and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency of the United States or any other jurisdiction. We may use this free writing prospectus in the initial sale of notes. In addition, HSBC Securities (USA) Inc. or another of our affiliates or agents may use this free writing prospectus in market-making transactions in any notes after their initial sale. **Unless we or our agent informs you otherwise in the confirmation of sale, this free writing prospectus is being used in a market-making transaction.** We have appointed HSBC Securities (USA) Inc. as agent for the sale of the notes. HSBC Securities (USA) Inc. will offer the notes to investors directly or through other registered broker-dealers.

HSBC SECURITIES (USA) INC.
May 7, 2009



SUMMARY

General Terms

This free writing prospectus relates to one note offering linked to the reference asset identified on the cover page. The purchaser of a note will acquire a security linked to a single reference asset. We reserve the right to withdraw, cancel or modify any offering and to reject orders in whole or in part. Although the offering of the notes relates only to the reference asset identified on the cover page, you should not construe that fact as a recommendation as to the merits of acquiring an investment linked to the reference asset, any index or stocks underlying the indices, or as to the suitability of an investment in the notes.

You should read this document together with the prospectus dated April 2, 2009, the prospectus supplement dated April 9, 2009 and the product supplement dated April 9, 2009. You should carefully consider, among other things, the matters set forth in "Risk Factors" beginning on page FWP-4 of this free writing prospectus, page PS-4 of the product supplement and page S-3 of the prospectus supplement, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes. As used herein, references to "HSBC," "we," "us" and "our" are to HSBC USA Inc.

HSBC USA Inc. has filed a registration statement (including a prospectus, a prospectus supplement and a product supplement) with the U.S. Securities and Exchange Commission ("SEC") for the offering to which this free writing prospectus relates. Before you invest, you should read the prospectus and prospectus supplement in that registration statement and other documents HSBC USA Inc. has filed with the SEC for more complete information about HSBC USA Inc. and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, HSBC USA Inc. or any dealer participating in this offering will arrange to send you the prospectus, product supplement and prospectus supplement if you request them by calling toll-free 1 888 800 4722.

You may also obtain:

- the product supplement at www.sec.gov/Archives/edgar/data/83246/000114420409019791/v145840_424b2.htm

- the prospectus supplement at www.sec.gov/Archives/edgar/data/83246/000114420409019785/v145824_424b2.htm

- the prospectus at www.sec.gov/Archives/edgar/data/83246/000104746909003736/0001047469-09-003736-index.htm

We are using this free writing prospectus to solicit from you an offer to purchase the notes. You may revoke your offer to purchase the notes at any time prior to the time at which we accept your offer by notifying HSBC Securities (USA) Inc. We reserve the right to change the terms of, or reject any offer to purchase, the notes prior to their issuance. In the event of any material changes to the terms of the notes, we will notify you.

Payment at Maturity

On the maturity date, for each note, we will pay you the cash settlement value, which is an amount in cash based on the final return, as described below:

- If the final return is greater than 0.00%, you will receive an amount equal to the principal amount plus the lesser of:
  - (i) the product of (a) the principal amount multiplied by (b) the final return multiplied by the upside participation rate; and
  - (ii) the product of (a) the principal amount multiplied by (b) the maximum cap;

- If the final return is between 0.00% and -40.00%, inclusive, you will receive the principal amount; and

- If the final return is less than -40.00%, you will lose 1.00% of the original principal amount for each percentage point that the final return is below 0.00%. For example, if the final return is -50.00%, you will suffer a 50.00% loss and receive 50.00% of the original principal amount. In this case, you may lose up to 100% of your initial investment.

Interest

The notes will not bear interest.

Expenses

We estimate that we will spend approximately $[5,000] for printing, trustee and legal fees and other expenses allocable to the offerings for each offering of notes.

Underlying Index

The underlying index is the Financial Select Sector Index.

Calculation Agent

We or one of our affiliates will act as calculation agent with respect to the notes.

INVESTOR SUITABILITY

The notes may be suitable for you if:

- You believe the price of the reference asset will increase moderately—meaning that you believe the price of the reference asset will increase over the term of the notes, but do not believe such increase is likely to exceed the maximum cap.

- You are willing to make an investment that is exposed to the full downside performance of the reference asset if the final return is below -40.00% on the final valuation date.

- You are willing to invest in the notes given that the return on the notes (as magnified by the upside participation rate) is subject to the maximum cap.

- You are willing to forego dividends paid on the stocks included in the underlying index.

- You do not seek current income from this investment.

- You do not seek an investment for which there is

The notes may not be suitable for you if:

- You believe the price of the reference asset will decrease over the term of the notes, or you believe the product of the final return of the reference asset multiplied by the upside participation rate will be greater than the maximum cap.

- You are unwilling to make an investment that is conditionally exposed to the full downside performance of the reference asset.

- You seek an investment that is exposed to the full potential appreciation of the reference asset, without a cap on participation.

- You prefer to receive the dividends paid on any stocks included in the underlying index.

- You seek current income from this investment.

- You are unable or unwilling to hold the notes to maturity.

an active secondary market.

♦ You are willing to hold the notes to maturity.

♦ You seek an investment whose return is linked to a reference asset tracking the performance of an underlying index that represents companies in the financial sector of the S&P 500® Index.

♦ You seek an investment for which there will be an active secondary market.

♦ You seek an investment that is 100% principal protected.

♦ You prefer the lower risk, and therefore accept the potentially lower returns, of fixed income investments with comparable maturities issued by HSBC or another issuer with a similar credit rating.

♦ You do not seek an investment whose return is linked to a reference asset tracking the performance of an underlying index that represents companies in the financial sector of the S&P 500® Index.

RISK FACTORS

We urge you to read the section "Risk Factors" on page S-3 in the accompanying prospectus supplement and on page PS-4 of the product supplement. Investing in the notes is not equivalent to investing directly in the reference asset or the securities comprising the underlying index. You should understand the risks of investing in the notes and should reach an investment decision only after careful consideration, with your advisers, of the suitability of the notes in light of your particular financial circumstances and the information set forth in this free writing prospectus and the accompanying prospectus supplement, product supplement and prospectus.

As you review "Risk Factors" in the accompanying prospectus supplement, you should pay particular attention to the following sections:

- "— Risks Relating to All Note Issuances"; and

- "— Additional Risks Relating to Notes with an Equity Security or Equity Index as the Reference Asset".

You will be subject to significant risks not associated with conventional fixed-rate or floating-rate debt securities.

The Contingent Principal Protection Applies Only in Limited Circumstances and Otherwise You May Lose Up to 100% of Your Initial Investment

The notes are not principal protected. The notes differ from ordinary debt securities in that we will not pay you 100% of the principal amount of your notes if the final return is less than -40.00%. In that event, the contingent protection will be eliminated and, at maturity, you will be fully exposed to any decline in the value of the reference asset. Accordingly, you may lose up to 100% of your principal amount.

Your Gain on the Notes at Maturity, if any, May Not Reflect the Full Performance of the Reference Asset.

Your payment at maturity per note will not be greater than the amount equal to the principal amount plus the product of (i) the principal amount and (ii) the maximum cap. This means that the maximum possible return for each note is the maximum cap. Therefore, you will not have the benefit of full exposure to the positive performance of the reference asset if the product of the final return multiplied by the upside participation rate is greater than the maximum cap.

The Value of Shares of the Reference Asset may not Completely Track the Value of the Index that Underlies the Reference Asset (the "underlying index").

Although the trading characteristics and valuations of shares of the reference asset will usually mirror the characteristics and valuations of the underlying index, the value of the shares of the reference asset may not completely track the value of the underlying index. The reference asset may reflect transaction costs and fees that are not included in the calculation of the underlying index. Additionally, because the reference asset may not actually hold all of the stocks that comprise the underlying index but invests in a representative sample of securities which have a similar investment profile as the stocks that comprise the underlying index, the reference asset may not fully replicate the performance of the underlying index.

There Are Industry Concentration Risks Associated with Notes Linked to the Financial Select Sector SPDR.

The stocks included in the Financial Select Sector Index, which is the underlying index, and that are generally tracked by the reference asset are stocks of companies representing the financial sector of the S&P 500® Index. As a result, an investment in the notes will be concentrated in this single sector. Although an investment in the notes will not give noteholders any ownership or other direct interests in the stocks underlying the Financial Select Sector Index, the return on an investment in the notes will be subject to certain risks similar to those associated with direct equity investments in the financial sector of the S&P 500® Index.

The Notes will not be Listed on any Securities Exchange or Quotation System.

One of our affiliates intends to offer to purchase the notes in the secondary market but is not required to do so. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which one of our affiliates is willing to buy the notes.

The Notes will not Bear Interest.

As a holder of the notes, you will not receive interest payments.

Changes that Affect the Reference Asset Will Affect the Market Value of the Notes and the Amount You Will Receive at Maturity.

The policies of the publisher, sponsor or compiling authority for the underlying index (the "underlying index sponsor") concerning additions, deletions and substitutions of the constituents included in the underlying index and the manner in which the underlying index sponsor takes account of certain changes affecting those constituents included in the underlying index may affect the level of the underlying index. The policies of the underlying index sponsor with respect to the calculation of the underlying index could also affect the price of the reference asset. The underlying index sponsor may discontinue or suspend calculation or dissemination of the underlying index. Any such actions could affect the value of the notes.

Please read and pay particular attention to the section "Additional Risks Relating to Notes with an Equity Security or Equity Index as the Reference Asset" in the accompanying prospectus supplement.

The Notes are Not Insured by Any Governmental Agency of the United States or Any Other Jurisdiction.

The notes are not deposit liabilities or other obligations of a bank and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency or program of the United States or any other jurisdiction. An investment in the notes is subject to the credit risk of the Issuer, and in the event that the Issuer is unable to pay its obligations as they become due, you may not receive the full payment at maturity of the notes. This debt is not guaranteed under the Federal Deposit Insurance Corporation's Temporary Liquidity Guarantee Program.

Uncertain Tax Treatment.

For a discussion of certain of the U.S. federal income tax consequences of your investment in a note, please see the discussion under "Certain U.S. Federal Income Tax Considerations" in the accompanying product supplement.

ILLUSTRATIVE EXAMPLES

The following examples are provided for illustrative purposes only and are hypothetical; they do not purport to be representative of every possible scenario concerning increases or decreases in the value of the reference asset relative to its initial value. We cannot predict the final value of the reference asset on the final valuation date. The assumptions we have made in connection with the illustrations set forth below may not reflect actual events, and the hypothetical initial value of the reference asset used in the illustrations below is not the actual initial value of the reference asset. You should not take these examples as an indication or assurance of the expected performance of the reference asset. With respect to the notes, the cash settlement value may be less than the amount that you would have received from a conventional debt security with the same stated maturity, including those issued by HSBC. The numbers appearing in the examples below have been rounded for ease of analysis.

The following examples indicate how the cash settlement value would be calculated with respect to a hypothetical $1,000 investment in the notes. These examples assume the notes are held to maturity, an initial value of 11.00, a maximum cap of 50.00%, an upside participation rate of 200% and that if the final return is below -40.00%, investors will lose 1.00% of the principal amount of their notes for each percentage point that the final return is below 0.00%.

Example 1: The value of the reference asset increases from an initial value of 11.00 to a final value of 16.50.

	Reference Asset
Initial Value	11.00
Final Value	16.50
Final Return	50.00%
Final Return x Upside Participation Rate:	**100.00%**
Maximum Cap:	**50.00%**
Cash Settlement Value:	**$1,500.00**

Here, the final return is 50.00%.

Because the final return is greater than 0.00%, the cash settlement value equals the principal amount of the note plus the lesser of (1) the product of (a) the principal amount multiplied by (b) the final return multiplied by the upside participation rate and (2) the product of (a) the principal amount multiplied by (b) the maximum cap. Accordingly, at maturity, the cash settlement value in this example would equal $1,000.00 plus (a) $1,000.00 multiplied by (b) 50.00%. Therefore, the notes would pay $1,500.00 at maturity.

Example 1 shows that you are assured the return of your principal investment when the value of the reference asset increases over the term of the notes. Example 1 also illustrates that if the product of the final return multiplied by the upside participation rate exceeds the stated maximum cap, your return on the notes will be limited to the maximum cap.

Example 2: The value of the reference asset increases from an initial value of 11.00 to a final value of 13.20.

	Reference Asset
Initial Value	11.00
Final Value	13.20
Final Return	20.00%
Final Return x Upside Participation Rate:	**40.00%**
Maximum Cap:	**50.00%**
Cash Settlement Value:	**$1,400.00**

Here, the final return is 20.00%.

Because the final return is greater than 0.00%, the cash settlement value equals the principal amount of the notes plus the lessor of (1) the product of (a) the principal amount multiplied by (b) the final return multiplied by the upside participation rate and (2) the product of (a) the principal amount multiplied by (b) the maximum cap.

Accordingly, at maturity, the cash settlement value in this example would equal $1,000 plus (a) $1,000 multiplied by (b) 20.00% multiplied by 200.00%. Therefore, the notes would pay $1,400.00 at maturity.

Example 2 illustrates how a positive final return is magnified by the leverage provided by the upside participation rate until the maximum cap is reached.

Example 3: The value of the reference asset decreases from an initial value of 11.00 to a final value of 8.80.

	Reference Asset
Initial Value	11.00
Final Value	8.80
Final Return:	**-20.00%**
Cash Settlement Value:	**$1,000.00**

Here, the final return is -20.00%.

Because the final return is between 0.00% and -40.00%, inclusive, you will receive a cash settlement value equal to the principal amount of the notes. Accordingly, the cash settlement value in this example would equal $1,000.

Example 3 shows that you are assured the return of your principal investment where the price of the reference asset declines by no more than 40.00% over the term of the notes. Nonetheless, the receipt of only the principal amount at maturity may be less than the rate that you would have received from a conventional debt security.

Example 4: The value of the reference asset decreases from an initial value of 11.00 to a final value of 4.40.

	Reference Asset
Initial Value	11.00
Final Value	4.40
Final Return:	**-60.00%**
Cash Settlement Value:	**$400.00**

Here, the final return is -60.00%.

Because the final return is less than -40.00%, you would lose 1.00% of the principal amount of your notes for each percentage point that the final return is below -0.00%. Accordingly, at maturity, the cash settlement value would be equal to $400.00, and you would suffer a loss of 60.00% of your principal amount.

Example 4 shows that if the final return is less than -40.00%, the notes will lose their contingent protection, and you will be fully exposed to any decline in the value of the reference asset. In this case, you may lose up to 100% of your initial investment.

Sensitivity Analysis – Hypothetical payment at maturity for each $10,000 principal amount of notes.

The table below illustrates the payment at maturity (including, where relevant, the payment in respect of the final return) on a $10,000 investment in notes for a hypothetical range of performance for the final return from -100% to +100%. The following results are based solely on the assumptions outlined below. You should consider carefully whether the notes are suitable to your investment goals. The numbers appearing in the table below have been rounded for ease of analysis. You should not take the below illustration as an indication or assurance of the expected performance of the reference asset or return of the notes.

Assumptions:

- Principal Amount: $10,000
- Maximum Cap: 50.00%
- Upside Participation Rate: 200.00%

Performance of the Reference Asset	Performance of the Notes		
Final Return	Upside Participation Rate	Return on the Notes (%)	Payment at Maturity
100.00%	200.00%	50.00%	$15,000
90.00%	200.00%	50.00%	$15,000
80.00%	200.00%	50.00%	$15,000
70.00%	200.00%	50.00%	$15,000
60.00%	200.00%	50.00%	$15,000
50.00%	200.00%	50.00%	$15,000
40.00%	200.00%	50.00%	$15,000
30.00%	200.00%	50.00%	$15,000
20.00%	200.00%	40.00%	$14,000
10.00%	200.00%	20.00%	$12,000
5.00%	200.00%	10.00%	$11,000
0.00%	N/A	0.00%	$10,000
-5.00%	N/A	0.00%	$10,000
-10.00%	N/A	0.00%	$10,000
-15.00%	N/A	0.00%	$10,000
-20.00%	N/A	0.00%	$10,000
-30.00%	N/A	0.00%	$10,000
-40.00%	N/A	0.00%	$10,000
-50.00%	N/A	-50.00%	$5,000
-60.00%	N/A	-60.00%	$4,000
-70.00%	N/A	-70.00%	$3,000
-80.00%	N/A	-80.00%	$2,000
-90.00%	N/A	-90.00%	$1,000
-100.00%	N/A	-100.00%	$0

The notes are intended to be long term investments and, as such, should be held to maturity. They are not intended to be short-term trading instruments. The price at which you will be able to sell your notes prior to maturity may be at a substantial discount from the principal amount of the notes, even in cases where the price of the reference asset has appreciated since the pricing date of the notes. The potential returns described here assume that your notes are held to maturity.

DESCRIPTION OF THE REFERENCE ASSET

General

This free writing prospectus is not an offer to sell and it is not an offer to buy interests in the reference asset or any of the securities comprising the underlying index. All disclosures contained in this free writing prospectus regarding the reference asset and the underlying index, including their make-up, performance, method of calculation and changes in their components, are derived from publicly available information. Neither HSBC nor any of its affiliates assumes any responsibilities for the adequacy or accuracy of information about the reference asset, the underlying index or stocks comprising the underlying index contained in this free writing prospectus. You should make your own investigation into the reference asset, the underlying index as well as stocks included in the underlying index. The underlying index sponsor has no obligation to continue to publish, and may discontinue publication of, the underlying index. The underlying index sponsor may discontinue or suspend the publication of the underlying index at any time.

Neither we nor any affiliate makes any representation that any publicly available information regarding the underlying index sponsor is accurate or complete. For more information, we urge you to read the section "Sponsors or Issuers and Reference Asset" on page S-37 in the accompanying prospectus supplement.

The Financial Select Sector SPDR® Fund

We have derived all information contained in this free writing prospectus regarding the reference asset, including, without limitation, its make-up, method of calculation and changes in its components, from publicly available information. Such information reflects the policies of, and is subject to change by Standard & Poor's ("S&P") and SSgA Funds Management, Inc. ("SSFM"). The reference asset is an investment portfolio maintained and managed by SSFM. The reference asset is an exchange traded fund ("ETF") that trades on the AMEX under the ticker symbol "XLF". We make no representations or warranty as to the accuracy or completeness of the information derived from these public sources.

The Select Sector SPDR Trust consists of separate investment portfolios (each, a "Select Sector SPDR Fund"). Each Select Sector SPDR® Fund is an index fund that invests in a particular sector or group of industries represented by a specified Select Sector Index. The companies included in each Select Sector Index are selected on the basis of Global Industry Classification Standards from a defined universe of companies. The Select Sector Indices (each, a "Select Sector Index") upon which the Select Sector SPDR® Funds are based together comprise all of the companies in the S&P 500® Index. The investment objective of each Select Sector SPDR® Fund is to provide investment results that, before expenses, correspond generally to the price and yield performance of publicly traded equity securities of companies in a particular sector or group of industries, as represented by a specified market sector index. The reference asset represents the companies that represent the Financial Select Sector Index (the "underlying index").

Investment Objective and Strategy

The reference asset seeks investment results that correspond generally to the price and yield performance, before fees and expenses, of the underlying index. The underlying index measures the performance of the financial services sector of the U.S. equity market. The underlying index includes companies in the following sub-sectors: banking, mortgage finance, consumer finance, specialized finance, investment banking and brokerage, asset management and custody, corporate lending, insurance and financial investment, and real estate including REITs.

Replication

The reference asset pursues the indexing strategy of "replication" in attempting to track the performance of underlying index. The reference asset will invest in all of the securities which comprise the underlying index. The reference asset will normally invest at least 95% of its total assets in common stocks that comprise the underlying index.

Correlation

The underlying index is a theoretical financial calculation, while the reference asset is an actual investment portfolio. The performance of the reference asset and the underlying index will vary somewhat due to transaction costs, asset valuations, market impact, corporate actions (such as mergers and spin-offs) and timing variances. A figure of 100% would indicate perfect correlation. Any correlation of less than 100% is called "tracking error." The reference asset, using a replication strategy, can be expected to have a lesser tracking error than a fund using representative sampling strategy. Representative sampling is a strategy in which a fund invests in a representative sample of securities in an underlying index.

The Financial Select Sector Index

The underlying index is a modified market capitalization-based index, intended to provide an indication of the pattern of common stock price movements of companies that are components of the S&P 500® Index and are involved in the development or production of financial products. Companies in the underlying index include a wide array of diversified financial services firms whose business lines range from investment management to commercial and business banking.

The stocks included in the underlying index are selected by the Index Compilation Agent in consultation with S&P from the universe of companies represented by the S&P 500® Index. The composition and weighting of the stocks included in the underlying index will likely differ from the composition and weighting of stocks included in any similar S&P 500® sector index that is published and disseminated by S&P. The AMEX acts as the "Index Calculation Agent" in connection with the calculation and dissemination of the underlying index. S&P's only relationship to the Index Compilation Agent is the licensing of certain trademarks and trade names of S&P and of the S&P 500® Index which is determined, composed and calculated by S&P without regard to the Index Compilation Agent or any Select Sector SPDR® Fund.

Historical Performance of the Reference Asset

The following table sets forth the quarterly high and low intraday, as well as end-of-quarter closing prices, of the reference asset on the primary exchange for each quarter in the period from January 1, 2005 through March 31, 2009 and for the period from April 1, 2009 through April 16, 2009. The closing price of the reference asset on April 16, 2009 was 10.98. We obtained the data in the following table from Bloomberg Professional® service, without independent verification by us. **Historical prices of the reference asset should not be taken as an indication of future performance, and no assurance can be given that the price of the reference asset will increase relative to the initial value during the term of the notes.**

Quarter Ending	Quarterly High	Quarterly Low	Quarterly Last
March 31, 2005	30.78	28.10	28.42
June 30, 2005	29.82	27.39	29.47
September 30, 2005	30.39	28.70	29.50
December 30, 2005	32.60	28.43	31.69
March 31, 2006	33.32	31.28	32.54
June 30, 2006	34.21	31.18	32.30
September 30, 2006	34.99	31.44	34.68
December 31, 2006	37.14	34.41	36.74
March 30, 2007	37.99	34.19	35.52
June 29, 2007	38.15	35.12	36.02
September 30, 2007	36.92	31.52	34.20
December 31, 2007	35.97	28.10	28.98
March 31, 2008	29.93	22.29	24.85
June 30, 2008	28.16	20.06	20.20
September 30, 2008	24.29	16.78	19.96
December 31, 2008	20.65	8.68	12.62
March 31, 2009	12.82	5.88	8.81
April 1, 2009 through April 16, 2009	11.25	8.54	10.98

CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS

For a discussion of certain of the U.S. federal income tax consequences of your investment in a note, please see the discussion under "Certain U.S. Federal Income Tax Considerations" in the accompanying product supplement.

CERTAIN ERISA CONSIDERATIONS

We urge you to read and consult "Certain ERISA Considerations" section in the Prospectus Supplement.

You should only rely on the information contained in this free writing prospectus, the accompanying prospectus supplement, product supplement and prospectus. We have not authorized anyone to provide you with information or to make any representation to you that is not contained in this free writing prospectus, the accompanying product supplement, prospectus supplement and prospectus. If anyone provides you with different or inconsistent information, you should not rely on it. This free writing prospectus, the accompanying prospectus supplement, product supplement and prospectus are not an offer to sell these securities, and these documents are not soliciting an offer to buy these securities, in any jurisdiction where the offer or sale is not permitted. You should not, under any circumstances, assume that the information in this free writing prospectus, the accompanying product supplement, prospectus supplement and prospectus is correct on any date after their respective dates.

TABLE OF CONTENTS

Free Writing Prospectus

Product Supplement

Prospectus Supplement

Prospectus

HSBC USA Inc.

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Enhanced Market Participation Notes with Contingent Protection

Linked to The Financial Select Sector SPDR Fund

May 7, 2009

FREE WRITING PROSPECTUS